mwe.com Ashley R. Altschuler Attorney at Law aaltschuler@mwe.com +1 302 485 3910

November 12, 2024

VIA FEDEX AND HAND DELIVERY

Board of Directors TuSimple Holdings Inc. c/o General Counsel’s Office 9191 Towne Centre Drive, Suite 150 San Diego, CA 92122	TuSimple Holdings, Inc. c/o Corporation Service Company 251 Little Falls Dr. Wilmington, DE 19808 Attn: Board of Directors

Re:	Stockholders’ Demand for Inspection of Books and Records

Dear Ladies and Gentlemen:

We are counsel to White Marble LLC (“WM LLC”) and White Marble International Limited (“WM Ltd.,” and with WM LLC, the “Stockholders”). The Stockholders are record owners of shares of Class A Common Stock and Class B Common Stock in TuSimple Holdings, Inc. (“TuSimple” or the “Company”).

This letter constitutes a demand under 8 Del. C. § 220 (“Section 220”) of the Delaware General Corporation Law (“DGCL”) to inspect and copy certain books and records of TuSimple for the purposes set forth below (the “Demand”). Enclosed herewith are (i) a Limited Power of Attorney authorizing McDermott Will & Emery LLP to act on behalf of each of the Stockholders (Exhibit A) and (ii) affidavits by and on behalf of each of the Stockholders stating under oath that the representations herein as to their respective ownership of the Company’s stock and their proper purposes for demanding inspection of certain of the Company’s books and records are true and correct (Exhibit B).

Through the Demand, the Stockholders demand access to books and records of the Company for the proper purposes of (1) investigating corporate wrongdoing by the Company’s co-founder, director, and controlling stockholder, Mo Chen, the Company’s Board of Directors (the “Board”), and certain of the Company’s officers, (2) valuing the Stockholders’ interests in the Company, and (3) communicating with fellow stockholders, including in connection with the upcoming annual stockholders meeting, on matters relating to their mutual interests as stockholders of the Company, including, without limitation, (a) the Company’s business plans and any fundamental changes to the Company’s business, (b) the hundreds of millions of dollars of TuSimple’s assets that have been diverted to Mo Chen’s and other Company fiduciaries’ personal companies in China, (c) material transactions involving the Company’s remaining assets and any conflicts of interests among TuSimple fiduciaries with respect to such transactions, (d) material information about significant business initiatives that has been withheld by Company management from stockholders, and (e) the removal of directors who the Company’s stockholders may desire to remove from the Board.

1000 North West Street Suite 1400 Wilmington DE 19801 Tel +1 302 485 3900 Fax +1 302 351 8711 US practice conducted through McDermott Will & Emery LLP.

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

As discussed further below, the corporate wrongdoing that the Stockholders seek to investigate includes:

1.	The furtive and self-interested transformation of the Company by Mo Chen and other Board members from an autonomous trucking business in the U.S. to an Artificial Intelligence Generated Content (“AIGC”) business in China focused on producing AI gaming and animation content.
2.	The improper and wasteful depletion of the Company’s assets by transferring them from the Company’s U.S. autonomous trucking operations to Chinese entities in AIGC industries in which Mo Chen and other Board members and Company officers have (admittedly) personal interests.
3.	The concerted efforts by Mo Chen and other Board members to withhold material information about the abrupt transformation of the Company from an autonomous trucking business in the U.S. to an AIGC business in China and the illicit transfer of Company assets to those AIGC businesses, including by conveniently purporting to delist the Company’s publicly traded stock and deregister from the Nasdaq to evade public disclosure requirements.
4.	The false and materially misleading statements by Mo Chen, other members of the Board, and certain of the Company’s officers about their personal interests in Chinese AIGC companies and the pervasive conflicts of interest that creates with respect to the Company’s transformation into an AIGC business and the transfer of its assets to Chinese AIGC companies in which various Company fiduciaries have a personal interest.
5.	The scheme by Mo Chen and other members of the Board to deprive the Company’s stockholders of their corporate franchise rights by entrenching a conflicted Board and structuring the Company’s transfer of assets to Chinese entities in AIGC industries to avoid triggering a stockholder vote on the sale, lease, or exchange of all or substantially all of the Company’s assets.

As set forth below, more than a credible basis exists to believe that Mo Chen, the Board, and certain of the Company’s officers have breached and are breaching their fiduciary duties, including by misappropriating Company assets, and face extensive liability to the Company for their self-interested actions to the detriment of the Company’s outside minority stockholders.

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

1.	Background
a.	TuSimple Was Founded to Develop Fully Autonomous Semi-Trucks.

TuSimple was founded in 2015 by Xiaodi Hou and Mo Chen to develop software and hardware for self-driving long-haul trucks. Originally, TuSimple aspired to create an autonomous freight network that would make commercial trucking safer and more efficient.

On March 23, 2021, the Company filed its pre-IPO registration statement with the SEC. In the registration statement, the Company introduced itself to the U.S. investing public as having “developed industry-leading autonomous technology specifically designed for semi-trucks, which has enabled [TuSimple] to build the world’s first Autonomous Freight Network,” and explained that it is “focused specifically on the truck freight market, which is a large and essential industry that moves approximately 80% of the freight in the United States by revenue.”1 On April 16, 2021, the Company filed a prospectus with the SEC, in which the Company reiterated that its technology and focus are “specifically” applicable to autonomous semi-trucks.2 The Company held its IPO in April 2021, raising more than $1 billion from U.S. investors based on TuSimple’s representations that it is an autonomous trucking company with technology that is “specifically” applicable to that industry.

In TuSimple’s October 31, 2022, letter to stockholders, it claimed that the Company completed its first fully autonomous operation of semi-trucks on public roads in December 2021, and that it was on track for full-scale deployment of autonomous vehicles based on its “industry-leading commercial vehicle AV patent portfolio” that is “focused on technology designed specifically for autonomous trucking” and “include[s] protections for essential autonomous trucking technologies.”3 The letter focuses solely on the Company’s initiatives to develop safe autonomous semi-trucks—the letter does not hint at a business transformation or remotely suggest that TuSimple’s technology is applicable to AIGC industries.4

1 https://www.sec.gov/Archives/edgar/data/1823593/000119312521091150/d909743ds1.htm

2 https://www.sec.gov/Archives/edgar/data/1823593/000119312521119311/d909743d424b4.htm

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001823593/000162828022027421/tsp-20221031.htm

4 The October 31, 2022, date of the stockholder letter is significant because it aligns with the departure of TuSimple’s co-founder, Xiaodi Hou, who was steadfast in his dedication to the Company’s safe autonomous trucking mission during his tenure. However, since Xiaodi Hou’s departure, the Company’s new management, under the direction of co-founder Mo Chen, has secretly gutted the Company’s autonomous trucking business and purportedly transformed TuSimple into an AIGC company for the personal benefit of Mo Chen and his cronies.

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

As discussed below, the Company’s representations about conducting business in the autonomous trucking industry—representations on which stockholders have relied in making and maintaining their investments in the Company—are belied by shocking revelations that the Board has surreptitiously caused the Company to divest its U.S. autonomous trucking assets and transfer the Company’s cash to Chinese companies involved in AIGC industries that have nothing to do with autonomous trucking and that were formed and are controlled personally by Company fiduciaries. In other words, Company stockholders have been misled to believe they were invested in a U.S. autonomous trucking business, only to find out that their money has secretly been and continues to be used to finance Chinese AI gaming and animation businesses owned by Mo Chen (and apparently competing with Mo Chen’s other personal companies), other Board members, and Company officers.

b.	Xiaodi Hou Departs the Company and Mo Chen Seizes Control.

Co-founder Xiaodi Hou served as a Company director and as TuSimple’s Chief Technology Officer until October 31, 2022. Xiaodi Hou also served briefly as the Company’s CEO from March to October 31, 2022. Since then, Xiaodi Hou has not been employed by the Company and has not been involved in the Company’s management.

During most of Xiaodi Hou’s tenure, TuSimple co-founder Mo Chen also served on the Board and primarily led the Company’s operations in China, where Mo Chen resides.

On April 23, 2022, Xiaodi Hou (the Company’s then-CEO) prohibited all TuSimple activities with non-affiliated Chinese companies. On June 9, 2022, Mo Chen stepped down from the Board when concerning allegations surfaced that he was engaging in transactions that transferred TuSimple’s proprietary technology to his personal venture in China—a hydrogen fueled truck manufacturing company called Hydron.5

After Xiaodi Hou’s departure from the Company, Mo Chen sought to reinstall himself and a cadre of crony directors and officers at TuSimple’s helm. On November 9, 2022, Mo Chen sent his hand-picked CEO and Board ally, Cheng Lu (discussed below), and his personal lawyer from the Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP to Xiaodi Hou’s residence at that time to pressure him, under duress, to execute an Irrevocable Proxy and Power of Attorney and a Voting Agreement (the “Mo Chen Proxy and Voting Agreement”) that lasted for two years and expired on November 9, 2024.

5 Mo Chen’s actions to support Hydron with TuSimple’s assets prompted investigations by the FBI, SEC, and CFIUS regarding whether the Company shared TuSimple’s proprietary technology with Chinese rival Hydron, and whether that sharing had implications for U.S. national security concerns. An internal investigation by the Company’s Audit Committee revealed that TuSimple had provided confidential information to Hydron. Following disclosure of the Audit Committee’s findings, federal and state litigation further detailing the alleged improprieties was filed against TuSimple and certain of its officers and directors. See Dicker v. TuSimple Holdings, Inc, No. 3:22-cv-01300-BEN-MSB (S.D. Cal); In Re TuSimple Holdings Inc. Stockholder Litigation, C.A. No. 2022-1095-PAF (Del. Ch.); Wilhoite v. Hou, No. 3:23-cv-02333-BEN-MSB (S.D. Cal.).

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

As the technical and business architects behind TuSimple’s autonomous trucking enterprise, co-founders Xiaodi Hou and Mo Chen each possess super voting Class B shares of the Company’s common stock. Those Class B shares entitled Xiaodi Hou and Mo Chen each to control between 29%-30% of the Company’s outstanding voting power; combined the founders’ Class B shares represent 58.3% of the Company’s outstanding voting power. Accordingly, by seizing control of the majority stockholder vote through the Mo Chen Proxy and Voting Agreement, Mo Chen gained total control of the Company.

Indeed, as Mo Chen admitted during a September 18, 2024, press conference,6 the Mo Chen Proxy and Voting Agreement “lasts for two years,” and he “needed those two years of proxy to give [himself] absolute power to restructure the company.” With that power, Mo Chen fired the entire Board before reconstituting it to include a majority of cronies loyal to Mo Chen, who also appointed himself as Board chairman. Mo Chen abused his control of the stockholder vote to entrench himself and his friends on the Board so they could cause the Company to take actions that benefit them personally, to the detriment of the Company’s outside minority stockholders.

Among Mo Chen’s appointed director cronies is TuSimple’s current CEO, Cheng Lu, whose loyalty Mo Chen purchased with Company funds. On November 20, 2022, Cheng Lu proposed a $15 million CEO compensation package for himself, but the proposal was opposed, including by Xiaodi Hou. On December 7, 2022, Mo Chen and Cheng Lu appointed conflicted director James Lu (discussed below) to the Board without prior notice to Company stockholders. On December 13, 2022, Mo Chen, Cheng Lu, and James Lu voted to alter the Compensation Committee charter to allow Mo Chen and James Lu to approve Cheng Lu’s CEO compensation package without going through the whole Board. Also on December 13, 2022, Mo Chen and James Lu were appointed to the two-member Compensation Committee. The next day, on December 14, 2022, the Compensation Committee approved, and TuSimple entered, an employment and severance agreement with Cheng Lu (the “Cheng Lu Windfall Agreement”).

The Cheng Lu Windfall Agreement provided Cheng Lu with outlandishly lucrative compensation and severance benefits for a company in TuSimple’s position. Among other benefits, Cheng Lu received a generous salary and bonus, a $9,000 per month housing stipend, a $15 million severance, and up to 6,850,000 stock units.7 Moreover, Cheng Lu’s wild compensation was guaranteed to be tax-free, meaning that TuSimple was obligated to pay the tax associated with the compensation package. This exorbitant payoff came at a time when TuSimple was experiencing substantial cash burn that purportedly prompted the Company to lay off 25% of its total workforce.8 Clearly, the Cheng Lu Windfall Agreement was the fait accompli result of a conflicted process through which Mo Chen sought to buy Cheng Lu’s loyalty.9

6 The press conference was conducted in Mandarin. A certified English translation transcript of the press conference is enclosed herewith as Exhibit C.

7 https://www.sec.gov/ix?doc=/Archives/edgar/data/1823593/000119312522306410/d432307d8k.htm

8 https://techcrunch.com/2022/12/21/self-driving-truck-company-tusimple-to-lay-off-25-of-workforce/

9 Mo Chen’s intention to jam through the illicit Cheng Lu Windfall Agreement is made even more obvious by the fact that on December 15, 2024, the day after the Cheng Lu Windfall Agreement was entered, the Board added two independent members: Wendy Hayes and Michael Mosier. Both of those independent directors have since left the Board.

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

Mo Chen appears to have succeeded in purchasing Cheng Lu’s loyalty with Company money. On multiple occasions, Cheng Lu has made public misrepresentations about the Company’s business plans, concealing the intention to transform the Company from an autonomous trucking business to an AIGC business, all while assisting Mo Chen in creating a web of interrelated Chinese entities involved in AIGC industries (the “Chinese Entities”). The interconnectedness of the Chinese Entities is detailed in a July 30, 2024, letter from concerned stockholders of the Company to the Board (the “Concerned Stockholders Letter,” enclosed herewith as Exhibit D). The Chinese Entities of which the Stockholders are aware include:

•	Beijing BearBear Factory Culture Co., Ltd. – Created and 99% owned by Jianan Hao, a conflicted Board member and the CEO of TuSimple’s Chinese subsidiary (“TuSimple China”). The remaining 1% is owned by Haiquan Li, the VP of TuSimple China. All registered executives of the entity are executives of TuSimple China.
•	Guangzhou BearBear Animation Culture Co., Ltd. – Created by conflicted Board member and TuSimple China CEO Jianan Hao, and 100% owned by TuSimple China.
•	Beijing BearBear Nation Cultural Media Co., Ltd. – Mo Chen is the CEO and the legal representative of this entity.
•	Beijing Shui Mo Xia Dao Cultural Communication Co., Ltd. – This entity’s email contact information, physical location, and key personnel overlap with those of other Mo Chen controlled entities, including Hydron and Beijing BearBear Nation Cultural Media Co., Ltd.
•	Guangzhou BearBear Nation’s Xia Dao Interactive Entertainment Co., Ltd. – This entity is a subsidiary of Beijing Shui Mo Xia Dao Cultural Communication Co., Ltd.
•	Shanghai Xia Dao Cultural Communication Co., Ltd. – This entity’s email contact information, physical location, and key personnel overlap with those of other Mo Chen controlled entities, including Hydron and Beijing Shui Mo Xia Dao Cultural Communication Co., Ltd.

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

Jianan Hao and James Lu are additional crony directors appointed by Mo Chen. Jianan Hao is the Chief Operating Officer of TuSimple and the CEO of TuSimple China. Jianan Hao created and owns certain of the Chinese entities to which Mo Chen and the Board are causing TuSimple to transfer its U.S. assets. James Lu professes to have been friends with Mo Chen since 2001 and has described his job on the Board as to protect Mo Chen and to “help Mo Chen out.”10 James Lu’s “help” for Mo Chen included rubberstamping the Cheng Lu Windfall agreement the day after James Lu was appointed to the Compensation Committee.

c.	Mo Chen and His Cronies Siphoned Hundreds of Millions of Dollars from TuSimple’s U.S. Operations to TuSimple China.

Throughout 2023, Mo Chen and Cheng Lu worked on transferring the Company’s remaining cash (approximately $993 million of cash and short-term investments at the beginning of 2023)11 to China. According to TuSimple’s SEC Form 10-Q for the quarter ending March 31, 2023, those assets decreased to about $907 million of cash and short-term investments by the end of Q1 2023.12 TuSimple’s SEC From 10-Q for the quarter ending June 30, 2023, revealed that the Company’s cash and short-term investments dropped to about $834 million by the end of Q2 2023.13 And according to TuSimple’s SEC From 10-Q for the quarter ending September 30, 2023, the Company’s cash and short-term investments fell further to less about $775 million by the end of Q3 2023.14

In the first nine months of 2023, approximately $218 million of cash and short-term investments disappeared from the Company’s balance sheet. This vanishing act coincided with TuSimple’s public cost-cutting campaign in the U.S., including about 650 U.S. job that were cut within roughly a six-month period, which was expected to save the Company more than $120 million.15 The substantial losses that the Company experienced while simultaneously taking drastic cost-cutting measures as it winded down its U.S. autonomous trucking operations raises questions about where the Company’s funds were being diverted.

10 The two other directors on TuSimple’s six-person Board are Zhen Tao and Albert Schultz. Notably, Albert Schultz was formerly a director of Grindr Inc., where conflicted Board member James Lu is currently the chairperson. The Stockholders continue to investigate whether Zhen Tao and Albert Schultz are independent and disinterested in the matters addressed herein, and the Stockholders reserve all rights to issue supplemental Section 220 demands in support of their investigation.

11 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001823593/000162828023031648/tsp-20221231.htm

12 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001823593/000162828023033119/tsp-20230331.htm

13 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001823593/000162828023033120/tsp-20230630.htm

14 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001823593/000162828023037959/tsp-20230930.htm

15 https://www.freightwaves.com/news/tusimple-cuts-300-more-us-jobs-will-keep-china-operations

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

As Mo Chen and Cheng Lu recently revealed in sworn statements in federal court and during the September 18, 2024, press conference, the disappearance of the Company’s cash is part of an elaborate shell game by which the Company’s money has been transferred to TuSimple China and, in turn, to the Chinese Entities that were created and are personally controlled by Mo Chen and certain Board members and Company officers.

In June 2024, Cheng Lu submitted a declaration to the United States Federal Court for the Southern District of California, stating: “TuSimple China will be the principal operating asset of TuSimple and, for the foreseeable future, the sole means by which TuSimple’s shareholders—including many U.S. investors—may benefit from the commercialization of TuSimple’s autonomous driving technology.” The declaration proceeded to explain that the various purported “subsidiaries that constitute TuSimple China … are the operating subsidiaries through which TuSimple intends and expects to generate value for TuSimple’s shareholders in the coming years.”16

In the September 18, 2024, press conference, which was called in response to the Concerned Stockholders Letter, Cheng Lu stated that “transferring money to China … is just part of the company’s regular operations.” Mo Chen expounded that “to put it simply, whether our company’s money is in Chinese accounts, Hong Kong accounts, Japanese accounts, U.S. accounts, or European accounts, it’s still our company’s business.”

Mo Chen and Cheng Lu are deliberately blurring the lines between which entities hold the Company’s cash on their balance sheets. Their conflations are particularly troubling given their shocking admissions during the press conference that they (among others), and not TuSimple China, are the personal owners of the Chinese AIGC companies—i.e., the Chinese Entities—to which the Company’s funds are being diverted. In other words, TuSimple’s cash is not going to “subsidiaries that constitute” TuSimple China; it is going to Chinese Entities involved in AIGC industries, not autonomous trucking, and that are personally owned by TuSimple’s fiduciaries:

MO CHEN: The first point—I don’t know if you have seen this [Concerned Stockholders Letter]. The first point mentions that Hao, Jianan and Li, Haiquan, who is our VP, established a company called BearBear Factory Culture Co., Ltd, which is the main entity for our animation and gaming business. … [O]n paper, this company appears to be owned by Hao, Jianan and Li, Haiquan, but in reality, it is a subsidiary controlled by TuSimple Group through the VIE structure. … So, regarding this accusation, I can only say … I really can’t say much more, alright. …

16 Concerned Stockholders Letter, at 7.

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

The company Shuimo Xiadao is my personal company, and it reflects my personal interest in anime and games. Back in 2020, when it seemed the company was about to go public, I was feeling a bit extravagant, thinking I was about to become wealthier and could start pursuing some of my own hobbies. Shuimo Xiadao has no financial dealings or business transactions with TuSimple, and there has been no connection between the two, at least up to today. Yes, there is indeed some overlap in the registration contact details for these companies. … It is true that the company used TuSimple’s address for the registration of the Shuimo Xiadao Company, but it was only for the purpose of using the registered address. Additionally, a colleague may have assisted in the company registration process. However, at that time in 2020, [TuSimple] had not yet gone public. Before going public, we were not as strict about prohibiting involvement in other activities at the same time. No, some colleagues just helped with the company’s (Shui Mo Xia Dao) registration, and there was no crossover of personnel. That’s all.

Throughout 2023, long before what Mo Chen refers to “at least up to today,” it appears that Mo Chen and Cheng Lu were able to transfer upwards of $12 million per month of TuSimple’s cash to the Chinese Entities by funneling it through TuSimple China. These transfers quickly depleted the Company’s cash assets to what is thought to be approximately $450 million today.

However, Mo Chen’s efforts to divert the Company’s assets were put on pause when a temporary restraining order was issued on January 23, 2024, in the action Wilhoite v. Hou, No. 3:23-cv-02333-BEN-MSB (S.D. Cal.), limiting the transfer of TuSimple’s trade secrets to China. Mo Chen’s exploitation of TuSimple’s assets was further restricted by a March 26, 2024, Asset Transfer Limitation and Disclosure Agreement between the derivative lawsuit plaintiffs in the action Dicker v. TuSimple Holdings, Inc., No. 3:22-cv-01300-BEN-MSB (S.D. Cal) and TuSimple, limiting the monthly money transfer from TuSimple to TuSimple China.

But, on May 14, 2024, TuSimple breached the Asset Transfer Limitation and Disclosure Agreement. TuSimple’s breach prompted the plaintiffs in the action Dicker v. TuSimple Holdings, Inc., No. 3:22-cv-01300-BEN-MSB (S.D. Cal) to move for a temporary restraining order further limiting the Company’s monthly money transfers to China. Shortly thereafter, the parties reached a settlement, which is pending approval by the federal court. Additionally, the temporary restraining order in Wilhoite v. Hou, No. 3:23-cv-02333-BEN-MSB (S.D. Cal.) expired on September 15, 2024

Recent statements by Board members, including at the September 18, 2024, press conference, suggest that TuSimple is poised to, or may already be, continuing its transfer of assets to the Chinese Entities (the “Asset Transfer”).

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

d.	Mo Chen and His Board and Officer Cronies “Go Dark” So They Can Secretly Pillage TuSimple’s Remaining U.S. Assets for the Benefit of Their Personal Businesses in China.

The extraordinary balance sheet movement and unusual activities at the Company throughout 2023 garnered public criticisms and media questions about TuSimple’s apparent exit from U.S. operations.17,18,19 In the Company’s most recent SEC Form 10-Q filing, on November 9, 2023, TuSimple maintained that it “is a global autonomous driving technology company” that “is working to revolutionize the global truck freight market by developing proprietary technologies that enable the scaled development and deployment of autonomous freight transportation,” but also cryptically stated that it has “de-emphasized revenue-generating freight services for [its] U.S. operations” and does “not plan to generate significant revenue in the U.S. for the foreseeable future.”20

Two months later, on January 17, 2024, the Company filed an SEC Form 8-K announcing that it was delisting from the Nasdaq (the “Delisting”), where TuSimple’s stock had been trading since the Company’s IPO, in a process known as “going dark.”21 In the Delisting notice filing, the Company also revealed that it entered into a Cooperation Agreement with Mo Chen in connection with “going dark” (the “Mo Chen Cooperation Agreement”). The Mo Chen Cooperation Agreement portends contemplation of an “extraordinary transaction involving the Company or any of its subsidiaries or any of their respective securities.” However, no details of any “extraordinary transaction” that prompted entry into Mo Chen Cooperation Agreement were provided.

Less than a month later, on February 8, 2024, the Company filed a SEC Form 15-D purporting to deregister and terminate TuSimple’s obligation to file further reports with the SEC (the “February De-Registration”).22 The Company has not filed any financial reports or other business disclosures with the SEC since then, except pertaining to its purported deregistration.

17 https://techcrunch.com/2023/06/28/tusimple-may-sell-us-business-as-it-turns-attention-to-asia/

18 https://www.wsj.com/business/tusimple-winds-down-u-s-operations-as-it-looks-for-buyer-11aa5714

19 https://techcrunch.com/2023/12/05/another-blow-for-self-driving-trucks-as-former-industry-leader-abandons-the-u-s/

20 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001823593/000162828023037959/tsp-20230930.htm

21 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001823593/000119312524008909/d673687d8k.htm

22 https://www.sec.gov/Archives/edgar/data/1823593/000119312524027409/d625582d1512g.htm

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

Following the February De-Registration, the SEC appears to have contacted TuSimple, about its “going dark” process. Mo Chen and Cheng Lu then caused the Company to file another SEC Form 15-D on April 26, 2024, purporting to withdraw TuSimple’s request to “go dark.”23

Pursuant to 17 CFR § 240.12g-4(b), once a SEC Form 15-D is withdrawn, an issuer must, within 60 days of the withdrawal, file all the reports due under the securities laws. But the Company has not filed its 2023 SEC Form 10-K or any subsequent quarterly reports since it improperly attempted the February De-Registration. Doing so would have provided public disclosure of what Mo Chen and Cheng Lu wanted to conceal: the movement of money out of TuSimple’s coffers to the Chinese Entities owned personally by Mo Chen and other Company fiduciaries.

On August 30, 2024, TuSimple filed yet another SEC Form 15-D, which purported to withdraw the withdrawal it had previously filed and to retroactively make the February De-Registration effective (the “August De-Registration,” and with the February De-Registration, the “De-Registrations”).24 On information and belief, the SEC’s investigation of the Company’s De-Registrations is ongoing.25

The Delisting and the De-Registrations appear to be part of a scheme hatched by Mo Chen and his syndicate of bad actors to pull the covers over the eyes of the public (including regulators and the Company’s outside minority stockholders) while the Company is pilfered through the Asset Transfer.

23 https://www.sec.gov/Archives/edgar/data/1823593/000119312524118238/d823263d1512ga.htm

24 https://www.sec.gov/Archives/edgar/data/1823593/000119312524210303/d80982d1512ga.htm

25 In the September 18, 2024, press conference, Cheng Lu suggests that an SEC investigation has been opened into the Company’s Delisting and De-Registrations:

As for the second question, why it was submitted, withdrawn, and submitted again, it’s really hard for us to disclose. All I can say is that we’ve been in constant communication with the SEC during this time. Now, we are following the advice of lawyers on what we can do, so the final result is that we remain in this situation of delisting. … I can only say that we communicated with the SEC, but the result of the communication is that in August, we filed another Amendment stating that the February filing is effective. So we believe that the February filing was effective from legal perspective, and from that point, we’ve been deregistered.

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

e.	Mo Chen and His Cronies Contrive a Narrative That the Company’s Business is Changing to Explain the Asset Transfer.

According to the Company’s website, the Company is still an autonomous trucking business. The “Corporate Overview” on the Company’s homepage states26:

TuSimple was founded in San Diego in 2015 with a mission to improve the safety and efficiency of the trucking industry through world class autonomous driving technology. Our global team has developed the world’s most advanced autonomous driving system specifically designed to meet the unique demands of heavy-duty trucks and established the industry’s best long-range perception system capable of locating and identifying objects up to 1,000 meters away. In July of 2020 TuSimple launched the world’s first Autonomous Freight Network (AFN), a nationwide transportation network allowing freight to be moved throughout the country using L4 autonomous trucks. Through TuSimple’s groundbreaking Autonomous Freight Network, we are addressing the truck freight industry’s most pressing challenges by enabling reliable, low-cost freight capacity as a service while setting a new standard for safety and fuel efficiency.

TuSimple’s Code of Conduct, also available on the Company’s website,27 states that “TuSimple’s mission is to improve the safety, efficiency and environmental impact of the trucking industry.”

Similarly, in the Company’s most recent SEC Form 10-Q filing (for the period ending September 30, 2023) before starting the process of “going dark,” the Company describes its business as “working to revolutionize the global truck freight market by developing proprietary technologies that enable the scaled development and deployment of autonomous freight transportation.”28

But the over the past year, it has become increasingly evident that these public statements are lies and that TuSimple has shuttered its autonomous trucking not only in the U.S., but everywhere, including China. In Q2 2024, TuSimple told its tech employees in China that the long-term prospects of autonomous trucking were bleak, and a mass exodus of engineers ensued. TuSimple China closed its Shanghai testing facility, fired all of its testing drivers, and the majority of employees focused on autonomous technology have departed. The total number of TuSimple China employees has fallen from 700 to less than 200; a number which continues to diminish. TuSimple China no longer has any autonomous trucking development or testing capabilities.

26 https://ir.tusimple.com/overview/default.aspx

27 https://ir.tusimple.com/governance/governance-documents/default.aspx

28 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001823593/000162828023037959/tsp-20230930.htm

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

Despite outwardly maintaining that TuSimple is an autonomous trucking business, it has become apparent in recent months that the Company is purporting to transform into an AIGC business (the “Business Transformation”). The Business Transformation was concealed from the public, and from all but a select few unknown stockholders, for months while Mo Chen and other Company fiduciaries organized the framework to effectuate the Asset Transfer to the Chinese Entities.

That process appears to involve redeploying employees and resources to Mo Chen’s and other Company fiduciaries’ AIGC enterprises. In connection with this Business Transformation, the Company’s recent job postings reveal that the focus has changed, and it is now seeking publishers, streamers, video editors, film directors, and screenwriters.29 TuSimple has made no announcements or disclosures outlining this move, and the June 2024 sworn declaration submitted by Cheng Lu, misrepresented these facts to a federal court.30

Notwithstanding the efforts by Mo Chen, the Board, and certain Company officers to conceal the Business Transformation, news of it was apparently leaked, which prompted the July 30, 2024, Concerned Stockholders Letter. The Concerned Stockholders Letter describes the purported business of the Chinese Entities and articulates concerns, shared by the Stockholders, about the devious intent of the Company fiduciaries who own the Chinese Entities:

These [Chinese Entities] are established with the apparent business purpose of producing video games and animation, an area far from TuSimple’s main focus—developing autonomous driving technology.

Based upon information obtained, the undisclosed creation of these two “BearBear” companies is not a result of a legitimate business decision to explore new opportunities. Rather, we suspect it is an attempt to use TuSimple’s company resources for the personal benefit of Mo Chen, who is believed to be operating and controlling, directly and indirectly, multiple Chinese companies that focus on producing video games and animation.

As the Concerned Stockholders Letter notes, “[i]n every public filing by TuSimple (up to the date of this letter), Cheng Lu has made no announcement that TuSimple is changing its business direction to video game and animation production.”31 It was not until August 14, 2024, that the Company issued a press release presenting itself as “a global artificial intelligence technology company” and announcing that it has entered into “a partnership with Shanghai Three Body Animation Co., to develop an animated feature film and video game based on the internationally acclaimed science fiction novel series, ‘The Three-Body Problem,’ by Liu Cixin.”32

29 Concerned Stockholders Letter, at 9.

30 Concerned Stockholders Letter, at 7-8.

31 Concerned Stockholders Letter, at 7.

32 https://ir.tusimple.com/press-releases/news-details/2024/TuSimple-Expands-into-Generative-AI-for-Animation-and-Video-Games-with-The-Three-Body-Problem-Partnership/default.aspx

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

For most of the Company’s outside minority stockholders, and for the public at large, that announcement came out of nowhere. At all times before then, including in the Company’s most recent prior press release (from May 29, 2024), TuSimple was “a global autonomous driving technology company” that developed technologies specifically for autonomous trucking.33 It had never previously been an “artificial intelligence technology company” that produced animated films and video games. The Company’s purported deregistration is convenient, as now the Company presumably believes it does not need to publicly disclose material transactions with insiders.

Media quickly picked up on the story and was critical of the transparent misappropriation scheme. TechCrunch reported:34

TuSimple, once a buzzy startup considered a leader in self-driving trucks, is trying to move its assets to China to fund a new AI-generated animation and video game business. The pivot has not only puzzled and enraged several shareholders, but also threatens to pull the company back into a legal morass …

Now, a fight is brewing over roughly $450 million in funds, the bulk of which remains in the United States … And arguments over the company’s mission lie at the center of it.

Before the company formally disclosed its new business segment in August, a group of shareholders who got wind of the change sent a letter to the company’s board of directors. The letter, … alleges “potentially fraudulent activities” and asks the board to investigate whether funds were being misappropriated “to facilitate the growth of private ventures” established by Mo Chen, TuSimple’s co-founder and chairman. …

The international wrestling match over TuSimple’s assets comes as foreign direct investment into China has seen 12-month lows, and Chinese VCs with U.S. money have left the country amid geopolitical tensions. Chinese firms are looking for creative ways to attract outside capital.

33 https://ir.tusimple.com/press-releases/news-details/2024/TuSimple-Reaches-Settlement-Agreement-With-the-Committee-on-Foreign-Investment-in-the-United-States-2024-CHs5DHhMQR/default.aspx

34 https://techcrunch.com/2024/09/13/a-fight-is-brewing-as-tusimple-tries-to-move-450m-to-china-and-pivot-from-self-driving-trucks-to-ai-animation/

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

In the September 18, 2024, press conference held in response to the Concerned Stockholders Letter, Cheng Lu mentioned that the Board’s supposed consideration of the Business Transformation dated back to March 2024, and that certain undisclosed stockholders were privy to those deliberations, while most outside minority stockholders were excluded:

In March, we started communicating with shareholders and the Board. The shareholders and the Board agreed that we should first explore whether this industry is worth entering. We also have meeting minutes from the Board regarding this matter. From March to August, well, in August, after several months of exploration—including both technical and business opportunities—the Board officially agreed in August for us to enter this industry. One major project was our collaboration with The Three-Body Problem as previously announced.

Mo Chen then explained that the Company has “revenue forecasting logic” for the change to AIGC. Supposedly, TuSimple “could have positive cash flow by 2027,” possibly even “by 2026,” as an AIGC company. Cheng Lu promised that TuSimple “will gradually disclose these budgets, and [] may share them with the market and investors,” and that the Company will “be sharing some future budgets soon.” No such information has been disclosed to date.

Also during the press conference, Mo Chen shed light on what the Company has been doing with its autonomous trucking assets while the Business Transformation was purportedly being considered:

For the company, the business model has shifted to, “OK, we will license our patents out.” … Now, we’ve shifted to helping others commercialize their autonomous driving operations. We license our technology to other companies and sell our data to them. This is happening now in both China and the U.S., and we are currently in discussions with clients. …

We’re no longer willing to invest more manpower into this. Instead, we’ll focus on selling our licenses and patent authorizations. We have many foundational patents, so others can’t bypass them, and we’ll just sell those.

Of course, the Company’s stockholders have never previously been notified of, much less allowed the opportunity to consider or vote on, these uses of the Company’s core assets—an obvious contravention of 8 Del. C. § 271 (requiring that any “s[ale], lease or exchange all or substantially all of its property and assets” must be “authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote thereon”).

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

Mo Chen also revealed that the Company has “negotiated two deals so far” for licensing of its data and algorithms, “both in the tens of millions of dollars range.” When asked whether “these deals [are] with U.S. companies?” Mo Chen responded: “Uh, there are also deals with domestic companies, but basically (inaudible).” Mo Chen’s cagey reaction and non-answer to the question about which entities TuSimple is paying “tens of millions of dollars” begs questions, including: Who is TuSimple licensing its assets to? How are those assets being valued? Where is the revenue generated from those licensing arrangements going?

Company stockholders have been kept in the dark—by the designs of Mo Chen and his co-conspirators—but from the trickle of details that have emerged, the picture is becoming clear. MoChen and other Company fiduciaries appear to be exploiting TuSimple’s assets, including in self-interested transactions, and transferring the Company’s wealth to themselves. And they are orchestrating these illicit transactions without allowing stockholders to voice their opinions (or exit their investments easily since the De-Registrations) on whether and how the Company should conduct the money-wasting exploration of the Business Transformation and the liquidation of all or substantially all of the Company’s autonomous trucking assets.

The deliberate subversion of reporting and disclosure obligations also appears to be designed to obfuscate Mo Chen’s direct competition, in clear breach of his fiduciary duties, with the purported new AIGC direction of the Company. In addition to Mo Chen’s ties to “Deep Blue Brothers, an online gaming platform” that Mo Chen founded,35 he is also working to produce an animated movie called “The Smiling, Proud Wanderer” (a movie based on a fantasy martial arts novel), through Chinese Entity Beijing Shui Mo Xia Dao Cultural Communication Co., Ltd.36 By funneling assets to the Chinese Entities, TuSimple appears to be spending resources on specific filmmaking projects in which Mo Chen is personally interested—an apparent violation of the terms of the Mo Chen Cooperation Agreement, in addition to a blatant breach of fiduciary duties.

The intellectual property license for the movie “The Smiling, Proud Wanderer” does not appear to have ever been presented to the Board. Rather, following criticism in the Concerned Stockholders Letter of the evident competition and/or usurpation of a corporate opportunity by Mo Chen, it was revealed during the September 18, 2024, press conference that TuSimple’s supposedly “independent committee is evaluating this matter.” No further details were provided, no formal disclosures have been made, and it remains to be seen whether the Board is even capable of forming an “independent committee” on this matter.

Through this Demand, the Stockholders intend to uncover more of the truth about all of these matters, including whether a Board and stockholder votes were (or are) required to approve the Asset Transfer.

35 https://ir.tusimple.com/governance/board-of-directors/default.aspx

36 Concerned Stockholders Letter, at 10.

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

2.	The Books and Records Requested

The Stockholders hereby seek, pursuant to Section 220 of the DGCL, to inspect all documents within the following categories of books and records for the period of October 1, 2023, through the date of the Company’s production of materials in response to this Demand (unless another period is specified in a specific request):

Urgent Requests:37

1)	Documents sufficient to understand the rate at which the Company’s remaining cash (believed to be approximately $450 million) is being depleted and the purposes for which that cash is being used.
2)	Documents referenced by or evidencing the statements made by Company representatives during the September 18, 2024, press conference that:
a.	“In March, we started communicating with shareholders and the Board. The shareholders and the Board agreed that we should first explore whether this [AIGC] industry is worth entering. We also have meeting minutes from the Board regarding this matter.”
b.	“We definitely have our own revenue forecasting logic [for entering AIGC industries]. … If we’re lucky, we could have positive cash flow by 2027. If we’re even luckier, it could happen by 2026.”
c.	“[T]ransferring money to China … is just part of the company’s regular operations.”
d.	“[W]hether our company’s money is in Chinese accounts, Hong Kong accounts, Japanese accounts, U.S. accounts, or European accounts, it’s still our company’s business.”
e.	“[O]n paper, [BearBear Factory Culture Co., Ltd] appears to be owned by Hao, Jianan and Li, Haiquan, but in reality, it is a subsidiary controlled by TuSimple Group through the VIE structure.”

37 The Stockholders demand prompt responses to these urgent requests, by no later than November 22, 2024, because TuSimple’s responses may implicate irreparable harm facing the Company which requires immediate intervention by the Stockholders. In the interest of facilitating prompt responses, the Stockholders are willing to discuss with TuSimple whether express written representations by the Company may satisfy these requests in whole or in part.

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

f.	“We license our technology to other companies and sell our data to them. This is happening now in both China and the U.S., and we are currently in discussions with clients. … [W]e’ll focus on selling our licenses and patent authorizations.”
g.	“We’ve negotiated two deals so far, both in the tens of millions of dollars range.”
h.	“All I can say is that we’ve been in constant communication with the SEC [about the De-Registrations] during this time.”

Standard Requests:38

1)	All Board or committee meeting minutes (including attachments), presentations, agendas, reports, or other materials in connection with any meeting where discussion occurred concerning the (a) Business Transformation, (b) Asset Transfer, (c) Chinese Entities, (d) Mo Chen Cooperation Agreement, (e) Delisting, and (f) De-Registrations. This request includes any legal opinions obtained, including under 8 Del. C. § 271.
2)	Documents and communications exchanged between or among Board members and/or Company officers concerning the (a) Business Transformation, (b) Asset Transfer, (c) Chinese Entities, (d) Mo Chen Cooperation Agreement, (e) Delisting, and (f) De-Registrations.
3)	Documents and communications exchanged between any Board member or Company officer, on the one hand, and any outside stockholder of the Company, on the other hand, concerning the (a) Business Transformation, (b) Asset Transfer, (c) Chinese Entities, (d) Mo Chen Cooperation Agreement, (e) Delisting, and (f) De-Registrations.
4)	Documents and communications sufficient to show the Company’s business structure, including all direct and indirect subsidiaries.
5)	Documents and communications sufficient to show the owners and managers of the Chinese Entities.
6)	Documents and communications showing the Company’s plans concerning the intended use of the Company’s remaining cash, including for purposes unrelated to autonomous trucking technology.

38 The Stockholders demand responses to these requests on a reasonable timeline to facilitate the Stockholders’ receipt of the requested materials by no later than 21 days before the Company’s 2024 annual meeting of stockholders. The Stockholders are willing to meet and confer with the Company on a reasonable search protocol and schedule for a rolling document productions.

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

7)	The Company’s financial statements, including its balance sheets, income statements, cash flow statements, statement of operations, and any ledger demonstrating the use of the Company’s cash or cash burn rate, as well as any reports or summaries of the Company’s finances that were provided to the Board or any committee thereof.
8)	Documents and communications concerning the Board’s decision to enter AIGC industries, including the revenue analysis, budgets and/or forecasts referenced by Mo Chen and Cheng Lu during the September 18, 2024, press conference, or any other industry unrelated to self-driving trucks.
9)	Documents and communications concerning the Company’s decision to discontinue research, development, and testing related to autonomous trucking in the U.S. and/or China.
10)	Documents and communications sufficient to show the status of the Company’s operations in China, including the development, production and/or testing of autonomous vehicles, if any.
11)	Documents and communications sufficient to show the number of current employees, their locations, and their intended functions within the Company.
12)	Documents and communications sufficient to show the Company’s current valuation, including any valuations of the Company that were prepared for or presented to the Board, any committee thereof, or the Company’s officers.
13)	Documents and communications concerning any SEC investigation or inquiry into the Delisting or De-Registration.
14)	For the period of November 1, 2022, through the date of the Company’s production of materials in response to this Demand, documents and communications concerning Mo Chen’s use of the Mo Chen Proxy and Voting Agreement to effectuate the Business Transformation or Asset Transfer, or to appoint directors or retain his position on the Board.
15)	For the period of November 1, 2022, through the date of the Company’s production of materials in response to this Demand, documents and communications concerning the Cheng Lu Windfall Agreement.
16)	Documents and communications regarding Shanghai Three Body Animation, including any documents and communications regarding any affiliation between Mo Chen and Shanghai Three Body Animation.

Board of Directors

TuSimple Holdings, Inc.

November 12, 2024

17)	Documents and communications concerning any actual or potential competition between TuSimple and any entity owned or controlled by Mo Chen in AIGC industries, or concerning any actual or potential usurpation of a corporate opportunity by Mo Chen or an entity he controls for TuSimple to participate in an AIGC project.
18)	Documents and communications referring or relating to the independence of the members of the Board, including any director questionnaires or other documents showing any personal, social, familial, financial, or business relationships between or among any current director or officer of the Company, as well as documents showing any and all direct or indirect interests held by any Board member in the Chinese Entities or any companies in AIGC industries.
19)	Documents or communications produced to any other Company stockholder in response to a Section 220 demand concerning the matters addressed in the Demand.

The Stockholders are willing to negotiate a reasonable confidentiality agreement governing the production of documents in response to this Demand.

Accordingly, please advise in writing as soon as possible, and in any event within five (5) business days of this Demand, when the requested materials will be provided or will be made available for examination and copying. If you have not responded within five (5) business days from receipt of this Demand, we will assume that you do not intend to comply with this Demand, and we will proceed accordingly in court.

If the Company contends that this Demand is incomplete or otherwise deficient in any respect, please notify us immediately in writing setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, we will assume that the Company agrees that this Demand complies in all respects with the requirements of Section 220 and that the Company will immediately begin to produce to the Stockholders all demanded books and records for examination and copying.

This Demand shall not be deemed a waiver of any kind by the Stockholders or any other person or entity, and each expressly reserves the right to pursue, at any time, any and all rights and remedies in connection with the matters described herein or relating hereto.

In connection with the prospect of litigation involving the matters discussed herein, the Stockholders hereby notify the Company, each member of the Board, and the Company’s officers to retain and not delete or otherwise dispose of any and all documents, communications, data, or information that they currently have or that they come to obtain in their possession, custody, or control that relate in any way to the matters discussed herein.

Very truly yours,

McDermott Will & Emery LLP

/s/ Ashley Robert Altschuler

Ashley Robert Altschuler

Enclosures